Darren K. DeStefano +1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request*
June 12, 2017	Confidential Treatment Requested by Dova Pharmaceuticals, Inc. in connection with Registration Statement on Form S-1 (File No. 333-218479)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Christine Westbrook

Ms. Bonnie Baynes

Ms. Angela Connell

RE:                          Dova Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-218479

Ladies and Gentlemen:

On behalf of Dova Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 19, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted with the Commission on April 21, 2017 and subsequently filed by the Company with the Commission on June 2, 2017 (File No. 333-218479) and amended on June 9, 2017 (the “Registration Statement”), we submit this supplemental letter to further address comment 6 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

6.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISK,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5656
t: (703) 456-8000  f: (703) 456-8100  cooley.com

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO, before giving effect to an anticipated forward stock split. This range implies a pre-money valuation for the Company of $[***] to $[***].

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined by negotiations between the Company and the underwriters. Among the factors that were considered in setting the Price Range were the following:

•                  the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•                  the Company’s financial condition and prospects;

•                  estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•                  recent performance of IPOs of companies in the biotechnology sector;

•                  business developments impacting the Company; and

•                  input received from the lead underwriters, including discussions that took place with senior management of the Company and its board of directors (the “Board”).

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range in an amendment to the Registration Statement that will shortly precede the commencement of the Company’s road show.  However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Price Range of the common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and CD&I 134.04, the Price Range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.  The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters and any business developments impacting the Company.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The Company did not issue any equity awards to its employees, consultants or members of its Board prior to March 28, 2017.  Since March 28, 2017, the Company has issued the following equity awards to its employees, consultants and members of its Board, all in the form of stock option grants:

Award date	Grant date(1)	Number of shares underlying options	Exercise price per share	Common stock fair value per share on grant date
March 28, 2017	June 2, 2017	403,750	$12.30	$24.14
April 3, 2017	June 2, 2017	10,000	$12.30	$24.14
April 14, 2017	June 2, 2017	76,202	$12.30	$24.14
May 25, 2017	June 2, 2017	33,000	$24.14	$24.14

(1)    Represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which all of the accounting prerequisites had been met in order to issue the stock options and all terms had been communicated to stock option recipients.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, (or an authorized committee of non-employee members of the Board (the “Committee”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its common stock and Series A Preferred Stock and third-party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent sale of common stock or third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•                  the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•                  the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for its drug candidates;

•                  the Company’s stage of development and its business strategy;

•                  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•                  the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•                  the lack of an active public market for the common stock and preferred stock;

•                  the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•                  the Company’s IPO timeline and readiness process and related activities; and

•                  the analysis of IPOs and the market performance of similar companies in the biotechnology industry.

In the course of granting stock options and preparing for its IPO, in May 2017, the Company obtained a third-party valuation, performed on a retrospective basis, of its common stock as of March 27,

2017. In addition, the Company obtained a third-party valuation of its common stock as of May 25, 2017. The third-party valuations resulted in valuations of the Company’s common stock of:

•                  $12.30 per share as of March 27, 2017, and

•                  $24.14 per share as of May 25, 2017.

Between March 28, 2017 and April 14, 2017, the Company awarded options to purchase an aggregate of 489,952 shares of common stock (the “March/April 2017 Awards”).  On May 25, 2017, the Company awarded options to purchase an additional 33,000 shares of common stock (the “May 2017 Awards” and, collectively with the March/April 2017 Awards, the “Pre-IPO Awards”).  In approving the Pre-IPO Awards, as of each award date, the Company’s Board or Committee established the per-share exercise prices of these awards as the greater of: (i) the most recent valuation of the Company’s common stock (which was as of December 31, 2016) received and approved by the Board or Committee; and (ii) the valuation of the common stock as of the respective award dates, which were subject to subsequent determination by the Board or Committee based, in part, on third-party valuations to be received after the award dates.  Upon receiving the third-party valuations, on June 2, 2017, the Committee approved valuations of the common stock as of the award dates of the March/April 2017 Awards and the May 2017 Awards of $12.30 per share and $24.14 per share, respectively, based, in part, on third-party valuations of the Company’s common stock performed as of March 27, 2017 and May 25, 2017 (the “May 2017 Valuation”), respectively.  Upon the fixing of the exercise prices of the Pre-IPO Awards on June 2, 2017, all of the accounting prerequisites were met in order to issue the stock options and all terms were communicated to stock option recipients. As a result, the Company has determined that the accounting grant date for all of the Pre-IPO Awards is June 2, 2017.  In concluding that the grant date fair value of the Pre-IPO awards was $24.14 per share, the Company determined that there had been no material developments that impacted the value of the common stock between May 25, 2017 and June 2, 2017.

The third-party valuations described above were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In order to determine the estimated fair value of the shares of common stock, the Company and the third-party valuation firm utilized the hybrid method, which used market approaches to estimate the Company’s enterprise value. The hybrid method is a probability-weighted expected return method, where the equity value in one or more of the scenarios is calculated using an option-pricing method (the “OPM”).

Summary

The Company believes that the primary differences between the per share value determined in the May 2017 Valuation and the estimated Price Range are a result of the following:

1.              The Price Range assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.  In contrast, the May 2017 Valuation included three IPO scenarios, which were weighted at an aggregate probability of [***]%, as well as a stay-private scenario, which was weighted at [***]% (and the probability that the Company would be sold in an acquisition transaction was weighted at [***]%).  In the May 2017 Valuation, the three IPO scenarios analyzed a “low” IPO pre-money valuation ($[***]), which was weighted at [***]%, a “mid” IPO pre-money valuation ($[***]), which was weighted at [***]%, and a “high” IPO pre-money valuation ($[***]), which was weighted at [***]%.  The IPO scenarios within the May 2017 Valuation yielded a valuation range of the Company’s common stock of $[***] per share in the low IPO scenario to $[***] per share in the high IPO scenario, prior to the application of a discount for lack of marketability of [***]%. The Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the May 2017 Valuation.  If the Company had applied a weighting of 100% to the IPO scenarios (based on a probability weighting of the three IPO scenarios), the fair value of the Company’s common stock in the May 2017 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

2.              The May 2017 Valuation used a share count for the denominator that included the Company’s full available stock option pool.  In contrast, in calculating the preliminary Price Range, the Company, in consultation with the underwriters, used the treasury stock method for counting stock options, which resulted in a slightly smaller denominator.

3.              In the stay-private scenario within the May 2017 Valuation, which was weighted at [***]%, in part reflecting the extreme recent volatility and unpredictability of U.S. capital markets in general and in the market for life science company IPOs in particular, the Company took into account the significant liquidation preferences attributable to the shares of the Company’s outstanding preferred stock in preference to the common stock.  Using the OPM, the Company estimated that the fair value of its common stock would only be $[***] per share in this stay-private scenario.  In the stay-private scenario, the Company (i) assumed volatility of 92% based on historical trading volatility for its publicly traded peer companies, and (ii) used a risk-free rate of return of 1.28%.

4.              Between the time of the May 2017 Valuation and the date hereof, the Company appointed three new independent Board members, further establishing a leadership team that will be in compliance with the requirements of the Commission and the NASDAQ Global Market.

5.              The enterprise value in the May 2017 Valuation did not reflect any input received from the underwriters, including discussions that took place with senior management of the Company and the Board.

6.              The Price Range represents a future price for shares of common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of the May 2017 Valuation represents a contemporaneous estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for common stock that is never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

Based on the Price Range provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Price Range, or at all, the Company believes that the fair value of its common stock indicated in the May 2017 Valuation, which was used, in part, to determine the grant-date fair value of its common stock for the Pre-IPO Grants, is consistent with the Company’s and the underwriters’ preliminary estimates.

As such, the Company respectfully submits that the per share grant date fair values, as set forth in the table above, which will be used as the basis for determining the stock-based compensation in connection with the Pre-IPO Awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter.  The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11951 Freedom Drive, Reston, Virginia 20190.

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:         Alex Sapir, Dova Pharmaceuticals, Inc.

Douglas Blankenship, Dova Pharmaceuticals, Inc.

Divakar Gupta, Cooley LLP

Mark Ballantyne, Cooley LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP